[Chapman and Cutler LLP Letterhead]

June 30, 2023

VIA EDGAR CORRESPONDENCE

Ken Ellington
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Mr. Ellington

This letter responds to the comments provided by you via telephone on behalf of the Securities and Exchange Commission (the “Commission”), pursuant to section 408 of the Sarbanes Oxley Act (“Sarbanes Oxley”) regarding Innovator ETFs Trust (the “Trust”). The review covered the Innovator IBD 50 ETF, the Innovator IBD Breakout Opportunities ETF, the Innovator Loup Frontier Tech ETF, the Innovator S&P Investment Grade Preferred ETF, the Innovator Laddered Allocation Power Buffer ETF, the Innovator Laddered Allocation Buffer ETF, the Innovator Buffer Step-Up Strategy ETF, the Innovator Power Buffer Step-Up Strategy ETF, the Innovator Hedged TSLA Strategy ETF, and the Innovator Uncapped Accelerated U.S. Equity ETF (collectively, the “Funds” and each a “Fund”). The Funds are a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meetings ascribed to them in the Funds’ Annual Reports.

Comment 1

The Form N-CSR/A filed on February 24, 2023, did not include an explanatory note. Please supplementally provide the reason for the amended filing and ensure that all future amended Form N-CSR filings include an explanatory note.

Response to Comment 1

The Trust filed an amendment to Form N-CSR to correct a mistake in the financial highlights. The Trust confirms that future amended filings will include an explanatory note.

Comment 2

  The management’s discussion of fund performance was not specific to each Fund. In future financial statements, please provide a discussion for each Fund (see Item 27(b)(7)(i) of Form N-1A entitled “Management’s Discussion of Fund Performance” (“MDFP”)).

Response to Comment 2

The Trust confirms that a discussion of fund performance for each Fund will be provided in future financial statements.

Comment 3

The MDFP for each Fund should be enhanced to include a broader discussion of the factors that materially affected performance during the most recent fiscal year, including the relevant market factors and the investment strategies and techniques used by the Fund’s investment adviser (see Item 27(b)(7) of Form N-1A). Please explain how the Fund will address the MDFP requirements of Form N-1A.

Response to Comment 3

The Trust confirms that the MDFP for each Fund will be enhanced in the future to include a broader discussion of the factors that materially affected performance during the most recent fiscal year, including the relevant market factors and the investment strategies and techniques used by the Fund’s investment adviser.

Comment 4

A number of Funds had exposure to derivatives during the last fiscal year; however, the MDFP does not discuss the effect of the derivatives on the performance of the Funds. If the performance was materially affected by the derivatives exposure, there should be a discussion of the impact in the MDFP. Please explain why no discussion regarding the impact of derivatives was included in the MDFP.

Response to Comment 4

The Trust confirms that a discussion regarding the effects of exposure to derivatives will be included in future annual reports for the applicable Funds.

Comment 5

Innovator IBD 50 ETF has a significant percentage of its net assets invested in the energy sector at year end; however, the most recent prospectus does not include sector risk disclosure specific to the energy sector. Sector risk should be included in the prospectus if a fund has a significant amount of its net assets invested in a single sector. If the Fund consistently focuses in a particular sector (e.g., a period of three or more years), please explain why the identification of the sector, including the strategies and risks of investing in that sector, are not disclosed in the summary prospectus.

Response to Comment 5

The Trust notes that it appears the Staff is using either the Fund’s fiscal year end or calendar year end as the measuring point for the sector exposure. The Fund used a later date in evaluating the sectors which the Fund has significant exposure to and included corresponding risk disclosure reflective of such sectors. The Trust confirms it will continue to include the sectors which the Fund has significant exposure to and the corresponding risk disclosure in future filings in accordance with the requirements of Item 4 of Form N-1A.

Comment 6

In the transactions with affiliates table in the notes of the financial statements, please include totals of the value as of period end, dividend income, net realized gain/loss, and net change in unrealized appreciation/depreciation columns, as required by Article 12-14, Footnote 4, of Regulation S-X. Please also ensure the totals agree with the correlative amounts on the balance sheet or the related statement of operations.

Response to Comment 6

The Trust confirms that the Funds will include totals of the value as of period end, dividend income, net realized gain/loss, and net change in unrealized appreciation/depreciation columns in the transactions with affiliates table in the notes of the financial statements in future filings.

The Trust also confirms that it will ensure such totals agree with the correlative amounts on the balance sheet or the related statement of operations in such future filings.

Comment 7

According to the notes to the financial statements, Innovator IBD 50 ETF has certain commitments and contingencies (e.g., fees waived that are subject to recoupment); however, the balance sheet does not have disclosure either by amount or by a line item that references the note in the financial statements. Please explain why this disclosure was omitted from the balance sheet (see Article 6-04.15 of Regulation S-X).

Response to Comment 7

The Trust confirms that a discussion regarding commitments and contingencies will be disclosed on the Innovator IBD 50 ETF balance sheet in a future filing.

Comment 8

The Staff noted disclosure of significant ownership in Innovator Hedged Tesla Strategy ETF, per a review of the financial statements. Please explain how large shareholder/shareholder concentration risk is addressed in the summary and statutory prospectus.

Response to Comment 8

The Trust confirms that an explanation regarding large shareholder risk and/or shareholder concentration risk will be disclosed, if appropriate, in a future filing.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp By: /s/ Morrison C. Warren Morrison C. Warren